EXHIBIT 99.1

For Immediate Release

Compugen Appoints Mr. Ari Krashin as Chief Financial Officer

TEL AVIV, ISRAEL – August 25, 2014 – Compugen Ltd. (NASDAQ: CGEN), a leading drug discovery company focused on therapeutic proteins and monoclonal antibodies in the fields of immunology and oncology, today announced the appointment of Mr. Ari Krashin as Chief Financial Officer, effective as of September 9, 2014. Mr. Krashin will report to Dr. Anat Cohen Dayag, Compugen’s President and Chief Executive Officer, and will have direct responsibility for all financial functions of the company, including investor relations, and in addition will oversee the legal function.

Dr. Cohen-Dayag stated, “With over 15 years of experience in all aspects of finance, investor relations, M&A and business development, Mr. Krashin brings substantial global finance expertise to Compugen. We very much look forward to Mr. Krashin's contribution to our senior management team, particularly during this period of anticipated rapid growth and expansion for our company.”

Mr. Krashin added, “I am enthusiastic about joining Compugen and its dedicated management team at this pivotal time in the Company's development, and hope my experience will contribute to its future success.”

Mr. Krashin previously served as Chief Financial Officer of Gilat Satellite Networks (Nasdaq: GILT) where he was responsible for the company's global finance and related operations, including M&A, business development, investor relations and administration. Prior to his position as CFO of Gilat, Mr. Krashin held a variety of senior financial positions in Gilat. Mr. Krashin also served as CFO of Spacenet, a US subsidiary of Gilat. In addition, he recently served as CFO of AnyClip Media. Mr. Krashin is a certified public accountant and began his professional career with Kesselman and Kesselman, PWC, Israel.

About Compugen
Compugen is a leading drug discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of immunology and oncology. The Company utilizes a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of product candidates, which are then advanced in its Pipeline Program. The Company's business model includes collaborations covering the further development and commercialization of product candidates at various stages from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. Compugen’s wholly-owned U.S. subsidiary located in South San Francisco is developing monoclonal antibody therapeutic candidates against its drug targets. For additional information, please visit Compugen's corporate website at http://www.cgen.com/.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, include words such as “may,” “expects,” “anticipates,” “potential,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks and other factors are discussed in the "Risk Factors" section of Compugen’s Annual Report on Form 20-F for the year ended December 31, 2013 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@netvision.net.il
Tel: +972-52-598-9892